Exhibit 99.1

CIBC announces intention to repurchase for cancellation up to 8 million of its common shares

TORONTO, Aug. 29, 2013 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that it intends to commence a new normal course issuer bid, subject to the approval of the Toronto Stock Exchange (TSX).  Under the bid, CIBC intends to repurchase for cancellation up to 8 million common shares, representing approximately 2% of CIBC's issued and outstanding common shares as of August 26, 2013.

CIBC will file a notice of intention to make a normal course issuer bid with the TSX to repurchase the common shares. The bid would commence following TSX acceptance of the notice of normal course issuer bid and continue for up to one year.

Purchases would be made through the facilities of the TSX, alternative Canadian trading systems or the New York Stock Exchange, in accordance with applicable regulatory requirements. CIBC intends to periodically establish an automatic program under which its broker, CIBC World Markets Inc., would repurchase CIBC shares pursuant to the bid within a defined set of criteria which CIBC would not vary or suspend.  The price paid for the common shares will be the market price at the time of the purchase. The common shares repurchased under the normal course issuer bid will be cancelled.

CIBC's previous normal course issuer bid commenced on September 7, 2012 and expires on September 6, 2013.  Over the term of the previous bid, CIBC purchased 7.8 million of its common shares for cancellation at an average price of $80.623 per share.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy.  We do not undertake to update any forward-looking statement except as required by law.

SOURCE: CIBC

%CIK: 0001045520

For further information:

Mary Lou Frazer, Senior Director, Investor & Financial Communications, (416) 980-4111

CO: CIBC

CNW 05:24e 29-AUG-13